UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(AMENDMENT No. 2)

MULTIBAND CORP.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

62544X100

(CUSIP Number)

December 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall not be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 62544X100

1.	NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Mercator Momentum Fund, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☒

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
		5.	SOLE VOTING POWER 0

		6.	SHARED VOTING POWER 1,990,713(1)

		7.	SOLE DISPOSITIVE POWER 0

		8.	SHARED DISPOSITIVE POWER 1,990,713(1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON. 1,990,713(1)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.4%

12.	TYPE OF REPORTING PERSON PN

(1) Does not include the shares issuable upon conversion of the non-voting shares of Series I Preferred Stock owned by Mercator Momentum Fund, L.P. (“Mercator Momentum”). The terms of the Series I Preferred Stock do not permit those shares to be converted if, following the conversion, any of Mercator Momentum, Mercator Momentum III, MPF or MAG would beneficially own more than 9.99% of the Issuer’s outstanding common stock. Since MAG beneficially owns 9.99% as of the date of this Schedule, the shares of the Series I Preferred Stock owned by Mercator Momentum are not currently convertible.

2 of 11

CUSIP NO. 62544X100

1.	NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Mercator Momentum Fund III, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☒

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
		5.	SOLE VOTING POWER 0

		6.	SHARED VOTING POWER 1,253,123(1)

		7.	SOLE DISPOSITIVE POWER 0

		8.	SHARED DISPOSITIVE POWER 1,253,123(1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON. 1,253,123(1)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.5%

12.	TYPE OF REPORTING PERSON PN

(1) Does not include the shares issuable upon conversion of the non-voting shares of Series I Preferred Stock owned by Mercator Momentum Fund III, L.P. (“Mercator Momentum III”). The terms of the Series I Preferred Stock do not permit those shares to be converted if, following the conversion, any of Mercator Momentum III, Mercator Momentum, MPF or MAG would beneficially own more than 9.99% of the Issuer’s outstanding common stock. Since MAG beneficially owns 9.99% as of the date of this Schedule, the shares of the Series I Preferred Stock owned by Mercator Momentum III are not currently convertible.

3 of 11

CUSIP NO. 62544X100

1.	NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Monarch Pointe Fund, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☒

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
		5.	SOLE VOTING POWER 0

		6.	SHARED VOTING POWER 2,951,255

		7.	SOLE DISPOSITIVE POWER 0

		8.	SHARED DISPOSITIVE POWER 2,951,255

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON. 2,951,255

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.1%

12.	TYPE OF REPORTING PERSON CO

(1) Does not include all of the shares of common stock issuable upon exercise of the warrants owned by Monarch Pointe Fund, Ltd. (“MPF”) or the shares issuable upon conversion of the non-voting shares of Series I Preferred Stock owned by MPF. The terms of the warrants do not permit the holder to exercise the warrant if it would cause any of MPF, Mercator Momentum, Mercator Momentum III or MAG to beneficially own more than 9.99% of the Issuer’s outstanding common stock. Since MAG beneficially owns 9.99% of the Issuer’s common stock without the exercise of any of the warrants, only 1,595,000 shares of common stock issuable upon the exercise of the warrants have been included here. The terms of the Series I Preferred Stock do not permit those shares to be converted if, following the conversion, any of MPF, Mercator Momentum, Mercator Momentum III or MAG would beneficially own more than 9.99% of the Issuer’s outstanding common stock. Since MAG beneficially owns 9.99% as of the date of this Schedule, the shares of the Series I Preferred Stock owned by MPF are not currently convertible.

4 of 11

CUSIP NO. 62544X100

1.	NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON M.A.G. Capital, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☒

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
		5.	SOLE VOTING POWER 0

		6.	SHARED VOTING POWER 3,659,377(1)

		7.	SOLE DISPOSITIVE POWER 0

		8.	SHARED DISPOSITIVE POWER 3,659,377(1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON. 3,659,377(1)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ¨

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.0%

12.	TYPE OF REPORTING PERSON IA

(1) Does not include all of the shares of common stock issuable upon exercise of the warrants owned by any of Mercator Momentum, Mercator Momentum III or MPF, or the shares of common stock issuable upon conversion of the non-voting shares of Series I Preferred Stock owned by any of Mercator Momentum, Mercator Momentum III or MPF. The terms of the warrants do not permit the holder to exercise the warrant if it would cause any of Mercator Momentum, Mercator Momentum III, MPF or MAG to beneficially own more than 9.99% of the Issuer’s outstanding common stock. Since MAG beneficially owns 9.88% of the Issuer’s common stock without the exercise of any of the warrants, only 1,595,000 shares of common stock issuable upon the exercise of the warrants have been included here. The terms of the Series I Preferred Stock do not permit those shares to be converted if, following the conversion, any of Mercator Momentum, Mercator Momentum III, MPF or MAG would beneficially own more than 9.99% of the Issuer’s outstanding common stock. Since MAG beneficially owns 9.99% as of the date of this Schedule, the shares of the Series I Preferred Stock are not currently convertible.

5 of 11

CUSIP NO. 62544X100

1.	NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON David F. Firestone

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☒

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
		5.	SOLE VOTING POWER 0

		6.	SHARED VOTING POWER 3,659,377(1)

		7.	SOLE DISPOSITIVE POWER 0

		8.	SHARED DISPOSITIVE POWER 3,659,377(1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON. 3,659,377(1)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.0%

12.	TYPE OF REPORTING PERSON IN

(1) Does not include all of the shares of common stock issuable upon exercise of the warrants owned by any of Mercator Momentum, Mercator Momentum III or MPF, or the shares of common stock issuable upon conversion of the non-voting shares of Series I Preferred Stock by any of Mercator Momentum, Mercator Momentum III or MPF. The terms of the warrants do not permit the holder to exercise the warrant if it would cause any of Mercator Momentum, Mercator Momentum III, MPF or MAG to beneficially own more than 9.99% of the Issuer’s outstanding common stock. Since MAG beneficially owns 9.88% of the Issuer’s common stock without the exercise of any of the warrants, only 1,595,000 shares of common stock issuable upon the exercise of the warrants have been included here. The terms of the Series I Preferred Stock do not permit those shares to be converted if, following the conversion, any of Mercator Momentum, Mercator Momentum III, MPF or MAG would beneficially own more than 9.99% of the Issuer’s outstanding common stock. Since MAG beneficially owns 9.99% as of the date of this Schedule, the shares of the Series I Preferred Stock are not currently convertible.

6 of 11

This statement is hereby amended and restated in its entirety as follows:

Item 1(a). Name of Issuer.

The name of the issuer is Multiband Corp. (the “Issuer”).

Item 1(b). Address of Issuer’s Principal Executive Offices.

The address of the Issuer’s principal executive office is 9449 Science Center Dr., New Hope, Minnesota 55428.

Item 2(a). Name of Person Filing.

Mercator Momentum Fund, L.P. (“Momentum Fund”)

Mercator Momentum Fund III, L.P. (“Momentum Fund III” and, with Momentum Fund, the “Funds”)

M.A.G. Capital, LLC (“MAG”)

David F. Firestone (“Firestone”)

Monarch Pointe Fund, Ltd. (“MPF”)

This statement relates to the securities directly owned by the Funds and MPF. MAG is the general partner of each of the Funds and controls the investments of MPF. Firestone is the Managing Member of MAG. As a result of their control over the Funds and MPF, Firestone and MAG are deemed to beneficially own the securities of the Funds and MPF. The Funds, MPF, MAG and David F. Firestone are referred to herein as the “Reporting Persons.”

Item 2(b). Address of Principal Business Office, or, if None, Residence.

The business address of each of the Funds, MAG and Firestone is 555 S. Flower Street, Suite 4200, Los Angeles, CA 90071. The business address of MPF is c/o Bank of Ireland Securities Services, Ltd., New Century House, International Financial Services Center, Mayor Street Lower, Dublin 1, Republic of Ireland.

Item 2(c). Citizenship.

Each of the Funds is a California limited partnership. MAG, their general partner, is a California limited liability company. Firestone is a U.S. Citizen. MPF is a corporation organized under the laws of the British Virgin Islands.

Item 2(d). Title of Class of Securities.

The title of the class of securities to which this statement relates is the common stock of the Issuer, par value $0.01 per share (the “Common Stock”).

Item 2(e). CUSIP No.

The CUSIP number is 62544X100.

7 of 11

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b) or 13d-2(b), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act
(b)	☐	Bank as defined in Section 3(a)(6) of the Act
(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act
(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940
(e)	☒	Investment Adviser registered under section 203 of the Investment Advisers Act of 1940
(f)	☐	Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F)
(g)	☐	Parent Holding Company, in accordance with Rule 13d-1(b)(1)(ii)(G) (Note: See Item 7)
(h)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

Item 4. Ownership.

As of December 31, 2006, each of the Funds and MPF directly owned the following securities of the Issuer:

Momentum Fund owned 490,713 shares of Common Stock, warrants to purchase up to 1,500,000 shares of Common Stock, and 4,900 shares of Series I Preferred Stock (“Series I Share”).

Momentum Fund III owned 217,409 shares of Common Stock, warrants to purchase up to 1,035,714 shares of Common Stock, and 8,550 Series I Shares.

MPF owned 1,356,255 shares of Common Stock, warrants to purchase up to 3,178,572 shares of Common Stock, and 26,050 shares of Series I Shares.

Neither MAG nor David F. Firestone directly owned any securities of the Issuer.

Each Series I Share is convertible into the number of shares of Common Stock determined by dividing $100.00 (the “Purchase Price”) by the Conversion Price at the time of conversion. The “Conversion Price” is $1.50, subject to adjustment for stock splits and similar events.

To the extent permitted by applicable law, each Series I Share pays a mandatory monthly dividend at an annual rate equal to the product of multiplying the Purchase Price by Wall Street Journal Prime Rate plus 1%. The dividend is payable monthly in arrears on the last day of each month, in cash or Common Stock, and prorated for any partial month periods.

The documentation governing the terms of the warrants and the Series I Shares contains provisions prohibiting any exercise of the warrants, conversion of Series I Shares or payment of dividends in Common Stock that would result in the Reporting Persons owning beneficially more than 9.99% of the outstanding shares of Common Stock as determined under Section 13(d) of the Securities Exchange Act of 1934. The Reporting Persons have never had beneficial ownership of more than 9.99% of the outstanding shares of Common Stock.

As of December 31, 2006, the aggregate number and percentage of class of securities identified pursuant to Item 4 beneficially owned by each person identified in Item 2(a) may be found in rows 9 and 11 of the cover pages. The percentages were based on the assumption that the Issuer had 35,049,887 shares of Common Stock outstanding as of December 31, 2006, which is the number reported by the Issuer as outstanding on November 17, 2006, according to its Quarterly Report on Form 10-Q for the quarter ended September 30, 2006.

8 of 11

Item 5. Ownership of Five Percent or Less of a Class.

If this Schedule is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

9 of 11

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2007 MERCATOR MOMENTUM FUND, L.P. By: M.A.G. CAPITAL, LLC, its general partner By: /s/ Harry Aharonian Harry Aharonian, Portfolio Manager	Dated: February 9, 2007 MERCATOR MOMENTUM FUND III, L.P. By: M.A.G. CAPITAL, LLC, its general partner By: /s/ Harry Aharonian Harry Aharonian, Portfolio Manager
Dated: February 9, 2007 MONARCH POINTE FUND, LTD. By: /s/ Harry Aharonian Harry Aharonian, Portfolio Manager	Dated: February 9, 2007 M.A.G. CAPITAL, LLC By: /s/ Harry Aharonian Harry Aharonian, Portfolio Manager
Dated: February 9, 2007 /s/ David F. Firestone David F. Firestone

10 of 11

EXHIBIT A
AGREEMENT OF JOINT FILING

The undersigned hereby agree that the statement on Schedule 13G filed herewith (and any amendments thereto), is being filed jointly with the Securities and Exchange Commission pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, on behalf of each such person.

Dated: February 9, 2007
MERCATOR MOMENTUM FUND, L.P. By: M.A.G. CAPITAL, LLC, its general partner By: /s/ Harry Aharonian Harry Aharonian, Portfolio Manager
MERCATOR MOMENTUM FUND III, L.P. By: M.A.G. CAPITAL, LLC, its general partner By: /s/ Harry Aharonian Harry Aharonian, Portfolio Manager
MONARCH POINTE FUND, LTD. By: /s/ Harry Aharonian Harry Aharonian, Portfolio Manager
M.A.G. CAPITAL, LLC By: /s/ Harry Aharonian Harry Aharonian, Portfolio Manager
/s/ David F. Firestone David F. Firestone

11 of 11